

VIA FACSIMILE AND U.S. MAIL

March 26, 2008

Russell Chenu
Chief Financial Officer
James Hardie Industries N.V.
Atrium 8th Floor
Strawinskylaan 3077
1077 ZX Amsterdam
The Netherlands

       RE: James Hardie Industries N.V.
              Form 20-F for Fiscal Year Ended March 31, 2007
              File No. 1-15240

Dear Mr. Chenu:

       We have reviewed your letter dated February 29, 2008 and have the following comment. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 20-F FOR THE YEAR ENDED MARCH 31, 2007

Item 5 – Operating and Financial Review and Prospects, page 47

Year Ended March 31, 2007 Compared to Year Ended March 31, 2006, page 52

1. We have read your response to comment two from our letter dated January 31, 2008. On page 5, you indicate that net sales from Asia Pacific Fiber Cement increased 4% from $241.8 in fiscal year 2006 to $251.7 million in fiscal year 2007 due to the increased sales volume and favorable currency exchange rate differences, partially offset by a decreased average net sales prices. In future filings, please quantify the impact of each business reason mentioned above within your discussion of Asia Pacific Fiber Cement Net Sales on a US dollar basis.

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Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brigitte Lippmann, Staff Attorney, at (202) 551-3713 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief